Exhibit 99.5

JOINT FILING AGREEMENT

AGREEMENT dated as of August 6, 2018, by and between Greenland Asset Management Corporation, a British Virgin Islands company, and Yanming Liu (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of ordinary shares, no par value, as of July 27, 2018, relating to such beneficial ownership, being filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: August 6, 2018	GREENLAND ASSET MANAGEMENT CORPORATION

	By:	/s/ Yanming Liu
Name: Yanming Liu
Title: Managing Member

Date: August 6, 2018	/s/ Yanming Liu
Yanming Liu